Exhibit 99.1
                                                                     to Form 6-K




CONSOLIDATED FINANCIAL STATEMENTS

NetGenics, Inc. and Subsidiaries
December 31, 2001 and 2000 with Report of Independent Auditors

                        NetGenics, Inc. and Subsidiaries

                        Consolidated Financial Statements

                           December 31, 2001 and 2000



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Ernst and Young LLP as of December 31, 2001........................F-1

Report of PricewaterhouseCoopers LLP as of December 31, 2000.................F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000.................F-3

Consolidated Statements of Operations and Comprehensive Loss
  for the years ended December 31, 2001 and 2000.............................F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and
  Stockholders' Deficit for the years ended December 31, 2001 and 2000.......F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 2001 and 2000.................................................F-6

Notes to Consolidated Financial Statements................................F-7-23

                Report Of Ernst & Young LLP, Independent Auditors


Board of Directors and Stockholders
NetGenics, Inc.

We have audited the accompanying consolidated balance sheet of NetGenics, Inc. and Subsidiaries as of December 31, 2001 and the related consolidated statement of operations, statement of redeemable convertible preferred stock and shareholders' deficit, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NetGenics, Inc. and Subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


San Diego, California
April 25, 2002

                        Report of Independent Accountants


To the Board of Directors and Stockholders
NetGenics, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' (deficit) and cash flows present fairly, in all material respects, the financial position of NetGenics, Inc. and their Subsidiaries at December 31, 2000 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant net losses and it is not generating positive cash flow from operations. In addition, the Company will require additional capital resources to achieve its long-term business objectives and is dependent upon obtaining such financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.





November 21, 2001
Cleveland, Ohio

                        NetGenics, Inc. and Subsidiaries

                           Consolidated Balance Sheet

                           December 31, 2001 and 2000


                                                                                          2001                     2000

Assets
Current Assets:
      Cash and cash equivalents                                                    $            853,955     $          7,712,934
      Accounts receivable, net                                                                  507,522                  480,430
      Prepaid expenses                                                                          123,028                1,600,773
                                                                                ---------------------------------------------------
Total current assets                                                                          1,484,505                9,794,137

Property and equipment, at cost:
      Furniture and fixtures                                                                    688,878                  703,189
      Computer equipment                                                                      2,128,406                2,725,605
      Computer software                                                                         561,115                  528,933
      Leasehold improvements                                                                    318,071                  392,207
                                                                                ---------------------------------------------------
Total property & equipment                                                                    3,696,470                4,349,934

Less accumulated depreciation                                                                (2,725,164)              (2,146,859)
                                                                                ---------------------------------------------------
                                                                                                971,306                2,203,075

Other assets                                                                                    305,360                1,074,090
                                                                                ---------------------------------------------------

Total assets                                                                       $          2,761,171     $         13,071,302
                                                                                ===================================================

Liabilities and Stockholders' Deficit
Current liabilities:
      Accounts payable                                                             $            220,827     $             75,539
      Accrued expenses                                                                          750,039                  751,939
      Deferred revenue                                                                          221,460                   90,333
      Customer deposit                                                                          562,345                1,452,666
      Current portion of long-term debt                                                         625,108                  719,475
                                                                                ---------------------------------------------------
Total current liabilities                                                                     2,379,779                3,089,952
      Long-term debt, net of current portion                                                    271,843                  896,951
                                                                                ---------------------------------------------------
Total liabilities                                                                             2,651,622                3,986,903

Commitments and contingencies (see note 5)                                                                                     -

Redeemable convertible preferred stock (see note 7)                                          51,177,196               47,099,057

Stockholders' deficit:
      Common stock $0.001 par value, 43,000,000 shares authorized;                                6,264                    6,237
      6,264,372 and 6,237,094 shares issued and outstanding in
      2001 and 2000, respectively
      Additional paid-in capital                                                             23,066,964               24,152,902
      Deferred stock compensation                                                            (1,282,029)              (2,827,832)
      Accumulated deficit                                                                   (72,843,192)             (59,345,791)
      Accumulated other comprehensive income (loss)                                             (15,573)                     (93)
                                                                                ---------------------------------------------------
                                                                                            (51,067,566)             (38,014,577)

Less Treasury stock, at cost, 56,250 shares                                                         (81)                     (81)
                                                                                ---------------------------------------------------

Total Stockholders' deficit                                                                 (51,067,647)             (38,014,658)
                                                                                ---------------------------------------------------

Total liabilities and stockholders' deficit                                        $          2,761,171     $         13,071,302
                                                                                ===================================================

The accompanying notes are an integral part of these consolidated financial statements.


                        NetGenics, Inc. and Subsidiaries

           Consolidated Statement of Operations and Comprehensive Loss

                 For the Years Ended December 31, 2001 and 2000


                                                                                      YEAR ENDED             YEAR ENDED
                                                                                     DECEMBER 31,           DECEMBER 31,
                                                                                         2001                   2000
                                                                                -----------------------------------------------

Revenue                                                                           $         2,483,466    $         1,880,179

Costs and expenses:
      Sales and marketing (exclusive of noncash stock
            compensation of $14,984 in 2001 and $39,810 in 2000)                            1,006,935              2,212,053

      Research, development and support (exclusive of noncash stock
            compensation of $337,152 in 2001 and $208,468 in 2000)                          7,032,040              7,125,433

      General and administrative (exclusive of noncash stock
            compensation of $217,726 in 2001 and $251,074 in 2000)                          5,892,727              4,525,556

      Depreciation and amortization                                                         1,417,085              1,645,841

      Non-cash stock compensation                                                             569,862                499,352
                                                                                -----------------------------------------------

Total costs and expenses                                                                   15,918,649             16,008,235
                                                                                -----------------------------------------------

Loss from operations                                                                      (13,435,183)           (14,128,056)

Interest income                                                                               150,247                873,528

Interest expense                                                                             (187,534)              (206,767)

Foreign currency loss                                                                         (24,931)                (1,694)
                                                                                -----------------------------------------------

Net loss                                                                                  (13,497,401)           (13,462,989)

Dividend related to beneficial conversion feature of redeemable convertible
      preferred stock                                                                               -            (20,019,680)
                                                                                -----------------------------------------------


Net loss attributable to common stockholders                                              (13,497,401)           (33,482,669)

Other comprehensive income (loss):
      foreign currency translations adjustments                                               (15,480)               (11,229)
                                                                                -----------------------------------------------

Comprehensive loss                                                                $       (13,512,881)   $       (33,493,898)
                                                                                ===============================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                                   NetGenics, Inc. and Subsidiaries

                                      Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders' Deficit

                                                           For the Years Ended December 31, 2001 and 2000




                                   Series A   Series B   Series C   Series D   Series E   Series F                   Common Stock
                                    Shares     Shares     Shares     Shares     Shares     Shares      Amount      Shares     Amount
                                  --------------------------------------------------------------------------------------------------

Balance at December 31, 1999       2,000,000  2,000,000  6,441,468 10,194,500          -          -   $27,079,377 6,021,626   $6,022

Sale of Series E redeemable
 convertible preferred stock
 on January 6, 2000                                                            9,247,720               20,019,680
Divided related to beneficial
 conversion feature of redeemable
 convertible preferred stock
Stock options exercised from
 January through December 2000                                                                                      107,134      107
Amortization of IBM Service
 Fee Warrants
Foreign  currency translation
 adjustment
Warrants exercised by a related
 party from January through
 December 2000                                                                                                       108,334     108
Deferred stock compensation
Stock compensation

Net loss attributable to
  common stockholders
                                  --------------------------------------------------------------------------------------------------
Balance at December 31, 2000       2,000,000  2,000,000  6,441,468 10,194,500  9,247,720          -   47,099,057  6,237,094    6,237

Sale of Series F redeemable
 convertible preferred stock
 on August 20, 2001                                                                       1,773,104    4,078,139
Stock options exercised from
 January through December 2001                                                                                       27,278       27
Amortization of IBM Service
 Fee Warrants
Foreign currency translation
 adjustment
Deferred stock compensation
Stock compensation
Net loss attributable to
 common stockholders
                                  --------------------------------------------------------------------------------------------------
Balance at December 31, 2001       2,000,000  2,000,000  6,441,468 10,194,500  9,247,720  1,773,104   $51,177,196 6,264,372   $6,264
                                  ==================================================================================================



                                                                                              Accumulated
                                                      Additional     Deferred                      Other          Total
                                   Treasury Stock       Paid-in       Stock       Accumulated  Comprehensive  Stockholders'
                                  Shares     Amount     Capital    Compensation     Deficit    Income (Loss)     Deficit
                                  -------------------------------------------------------------------------------------------

Balance at December 31, 1999      (56,250)   $  (81)  $ 3,087,918   $(2,992,137)  $(25,863,122)   $  11,136    $(25,750,264)

Sale of Series E redeemable
 convertible preferred stock
 on January 6, 2000
Divided related to beneficial
 conversion feature of redeemable
 convertible preferred stock                           20,019,680                                               20,019,680
Stock options exercised from
 January through December 2000                             37,023                                                   37,130
Amortization of IBM Service
 Fee Warrants                                            (153,326)      815,418                                    662,092
Foreign  currency translation
 adjustment                                                                                         (11,229)       (11,229)
Warrants exercised by a related
 party from January through
 December 2000                                             11,142                                                   11,250
Deferred stock compensation
Stock compensation                                      1,150,465    (1,150,465)                                         -
                                                                        499,352                                    499,352
Net loss attributable to
  common stockholders                                                             (33,482,669)                 (33,482,669)
                                  -------------------------------------------------------------------------------------------
Balance at December 31, 2000      (56,250)      (81)   24,152,902    (2,827,832)  (59,345,791)          (93)   (38,014,658)

Sale of Series F redeemable
 convertible preferred stock
 on August 20, 2001
Stock options exercised from
 January through December 2001                             14,967                                                   14,994
Amortization of IBM Service
 Fee Warrants                                            (898,066)      773,102                                   (124,964)
Foreign currency translation
 adjustment                                                                                         (15,480)       (15,480)
Deferred stock compensation                              (202,839)      202,839                                          -
Stock compensation                                                      569,862                                    569,862
Net loss attributable to
 common stockholders                                                               (13,497,401)                 (13,497,401)
                                  -------------------------------------------------------------------------------------------
Balance at December 31, 2001      (56,250)   $  (81)  $23,066,964   $(1,282,029)  $(72,843,192)   $ (15,573)   $(51,067,647)
                                  ===========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                        NetGenics, Inc. and Subsidiaries

                      Consolidated Statement of Cash Flows

                 For the Years Ended December 31, 2001 and 2000


                                                                                           2001                    2000
                                                                                 --------------------------------------------------

Cash Flows from Operating Activities:
      Net Loss                                                                     $       (13,497,401)    $       (13,462,989)
      Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                          1,417,085               1,645,841
      Impairment charge                                                                        643,133                       -
      Amortization of IBM service fee warrants                                                (124,964)                662,092
      Non-cash stock compensation                                                              569,862                 499,352
      Changes in operating assets and liabilities:
            Accounts Receivable                                                                (27,092)               (232,898)
            Prepaid expenses                                                                 1,477,745              (1,300,235)
            Accounts Payable                                                                   145,288                 (45,739)
            Accrued Expenses                                                                    (1,900)               (327,190)
            Deferred Revenue                                                                   131,127                (162,767)
            Customer deposit                                                                  (890,321)               (547,334)
            Other, net                                                                         147,793                (135,471)
                                                                                 --------------------------------------------------
Net cash used in operating activities                                                      (10,009,645)            (13,407,338)

Cash flows from investing activities:
      Purchases of property and equipment                                                     (233,414)             (1,245,287)
      Asset purchase from Family Genetix                                                             -              (1,000,000)
                                                                                 --------------------------------------------------
Net cash used in investing activities                                                         (233,414)             (2,245,287)

Cash flows from financing activities:
      Net proceeds from sale of stock                                                        4,078,139              20,019,680
      Stock options and warrants exercised                                                      14,994                  48,380
      Proceeds from long term debt                                                                   -               1,097,437
      Payments on long-term debt                                                              (719,475)               (554,571)
      Lease deposit                                                                                  -                 122,564
      Other                                                                                          -                  72,482
                                                                                 --------------------------------------------------
Net cash provided by financing activities                                                    3,373,658              20,805,972

Effect of exchange rate changes on cash                                                         10,422                 (12,572)
                                                                                 --------------------------------------------------

Net change in cash and cash equivalents                                                     (6,858,979)              5,140,775

Cash and cash equivalents at beginning of year                                               7,712,934               2,572,159
                                                                                 --------------------------------------------------

Cash and cash equivalents at the end of the year                                   $           853,955     $         7,712,934
                                                                                 ==================================================

The accompanying notes are an integral part of these consolidated financial statements.


                        NetGenics, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2001


1. NATURE OF OPERATIONS:

NATURE OF OPERATIONS

NetGenics, Inc. and Subsidiaries (the "Company") design and develop proprietary software for use in technology solutions. These solutions are the basis of service offerings designed to enable pharmaceutical and biotechnology companies to reduce the time and cost of drug development. The Company operates two wholly-owned subsidiaries, NetGenics UK, Ltd. and NetGenics International, Ltd.

BASIS OF PRESENTATION

On January 30, 2002, Lion bioscience Aktiengeselleschaft ("LION") completed the acquisition of all of the equity of NetGenics, Inc. in exchange for LION American Depository Shares ("ADSs") effective January 30, 2002. LION issued an aggregate of 1,116,175 of its American Depositary Shares ("ADSs") in the acquisition, with each ADS representing one LION ordinary share. Of these ADSs, 103,098 are being held in escrow for a period of one year from the closing of the acquisition, and the remaining 1,013,077 are subject to a lock-up restriction for a 180-day period following the closing of the acquisition.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred cumulative losses since inception of approximately $72,843,000 and expects to continue to generate significant operating losses and negative cash flow for the foreseeable future. The Company requires additional financing to fund its operations as a stand alone entity. Throughout 2001 management pursued different alternatives to funding the Company's future operations and as noted in the previous paragraph, the Company signed an agreement to be acquired in January 2002. The lack of operating profits and limited working capital raised substantial doubt regarding the Company's ability to continue as a going concern on a stand-alone basis. The accompanying consolidated financial statements do not reflect any adjustments which could have resulted from this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of NetGenics, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                        NetGenics, Inc. and Subsidiaries

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MAJOR CUSTOMERS AND CONCENTRATION OF RISKS

The Company expects that substantially all of its revenues for the foreseeable future will be derived from software components, databases, and consulting services provided primarily to pharmaceutical, biotechnology, and agriscience companies. Accordingly, the Company's success in the foreseeable future is directly dependent upon the success of the companies within those industries and their demand for the Company's service offerings. The Company currently uses a single supplier to provide its object database and a single supplier to provide certain hardware required to develop and produce the Company's software. Revenue earned outside of North America was 36% of total revenue in 2001 and 31% of total revenue in 2000. Revenue to two major customers represented approximately 46% and 32% of total revenue in 2001. Revenue to three major customers represented approximately 36%, 26% and 25% of total revenue in 2000. In 2001, two customers represented 80% of accounts receivable. In 2000, three customers represented 71% of accounts receivable.

The Company and its subsidiaries place their cash with high credit quality financial institutions. These balances, as reflected in the financial institution's records, are insured in the U.S. by the Federal Deposit Insurance Corporation for up to $100,000. As of December 31, 2001, cash balances of foreign subsidiaries aggregated $171,905 and the uninsured cash balances in the U.S. aggregated $446,140 with one financial institution and $9,405 with another financial institution.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

SOFTWARE DEVELOPMENT COSTS

In accordance with SFAS No. 86, "Accounting for the costs of computer Software to be Sold, Leased, or Otherwise Marketed", costs incurred to develop software technologies internally are expensed as incurred as research and development until technological feasibility is established. Based on the Company's development process, technological feasibility occurs upon the completion of a working model in accordance with each specific license agreement. As the time period between the completion of a working model and the general availability of the product to a customer has not been significant, the Company has not capitalized any software development costs to date.

                        NetGenics, Inc. and Subsidiaries

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated on a straight-line basis over the remaining term of the lease. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting For Stock Based Compensation" ("SFAS 123"). SFAS 123 allows entities to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). As permitted by SFAS 123, the Company has elected to account for its employee stock based on the intrinsic value method while providing pro forma disclosures of net loss attributable to common stockholders as if a fair value basis of accounting method had been applied.

                        NetGenics, Inc. and Subsidiaries

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CURRENCY TRANSLATION

For operations outside of the U.S. that prepare financial statements in currencies other than the U.S. dollar, the Company translates income statement amounts at average exchange rates for the year, and assets and liabilities are translated at year-end exchange rates. The accumulated translation adjustments are shown as a separate component of stockholders' deficit.

REVENUE RECOGNITION

The Company earns revenue from license and service contracts. In accordance with Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," revenue from fees for license and service agreements is recognized ratably over the contract term, generally one year. Revenue from fees for service contracts is recognized as services are performed and hours are expended. Service hours provided in excess of the number of hours per calendar period specified in the license agreement are billed at an agreed-upon hourly billing rate. The Company begins recognizing contract revenue once the contract acceptance criteria have been met and the collection of the fee is probable. Revenue from consulting services under time and materials contracts are recognized as services are performed. Deferred revenue represents cash received in advance of earned revenues on license agreements and consulting services. Upon termination of an agreement, the Company refunds cash received in advance on a pro rata basis.

ADVERTISING COSTS

The Company incurred advertising costs of $43,800 and $112,959 in 2001 and 2000, respectively. Advertising costs are expensed as incurred.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statements of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" were issued by the Financial Accounting Standards Board (FASB) in the third quarter of 2001. SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method.

                        NetGenics, Inc. and Subsidiaries

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SFAS No. 142 changes the accounting for goodwill and indefinite life intangibles from an amortization approach to a non-amortization approach requiring periodic testing for impairment of the asset. Upon adoption of the Statement on January 1, 2002, the provisions of SFAS No. 142 require discontinuance of amortization of goodwill and indefinite life intangible assets which were recorded in connection with previous business combinations. The Company does not expect the adoption of this Statement to have a material impact on its financial position, results of operations or cash flows.

Under SFAS No. 142, an impairment test will be required upon adoption and at least annually to determine potential write-downs of goodwill and indefinite life intangible assets. The Company does not expect to recognize an impairment charge upon adoption of this Statement. NetGenics, Inc. also does not plan to reclassify any intangible assets from goodwill upon adoption of the Statement. During 2001 and 2000, the Company recorded amortization of goodwill of $0 and $22,705, respectively. In the third quarter of 2001, the FASB also issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". This Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except for goodwill, and those to be disposed of by sale or otherwise. The provisions of this Statement are effective January 1, 2002. The Company does not expect the adoption of this Statement to have a material impact on its financial position, results of operation or cash flows.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

3. ACCRUED EXPENSES

The accrued expenses of the Company are as follows:

                                               DECEMBER 31,
                                       2001                    2000
                              ----------------------- -----------------------
      Accrued vacation pay      $        228,759        $        228,702

      Accrued legal costs                140,796                       -

      Other accrued expenses             380,484                 523,237
                              ----------------------- -----------------------

                                $        750,039        $        751,939
                              ======================= =======================

                        NetGenics, Inc. and Subsidiaries

4. LONG TERM DEBT

The long-term debt of the Company is as follows:

                                                                                                    DECEMBER 31,
                                                                                            2001                    2000
                                                                                   ----------------------- -----------------------

      Equipment  financing loan, due June 30, 2002.  Monthly  payments of
            $14,928 plus interest at prime plus 3% (7.75% at December 31, 2001).     $         89,567        $        268,702

      Two   equipment financing loans, due June 30, 2002. Monthly payments of
            $23,687 include principal and interest at 14.82% through May 31,
            2002, final payment of $74,116
            due June 30, 2002.                                                                183,027                 420,648

      Equipment financing loan, due June 30, 2003. Monthly payments of $35,344 including principal and interest at 15.32% through May 31, 2003, final payment of $109,744
            due June 30, 2003.                                                                624,357                 927,076
                                                                                   ----------------------- -----------------------
                                                                                              896,951               1,616,426

            Less Current Maturities                                                           625,108                 719,475
                                                                                   ----------------------- -----------------------

            Total Long-Term Debt                                                     $        271,843        $        896,951
                                                                                   ======================= =======================


In June 1999, the Company entered into three equipment financing loans, each due June 30, 2002. In June 2000, the Company entered into an additional equipment financing loan, due June 30, 2003. Various receivables, equipment and other assets of the Company collateralize borrowings under these loans.

Maturities of debt outstanding for the years ended December 31, are as follows:

      2002                           $          625,108
      2003                                      271,843
                                   -----------------------
                                     $          896,951
                                   =======================

During January 2002, in connection with the acquisition of the Company by LION , all the long-term debt was extinguished.

                        NetGenics, Inc. and Subsidiaries

5. COMMITMENTS AND CONTINGENCIES

In the ordinary course of its business, the Company is potentially a party to litigation regarding the operation of its business. The Company is currently not the subject of any legal actions.

6. INCOME TAXES

As of December 31, 2001, the Company had net operating loss carryforwards ("NOL's") of approximately $48,056,000 for income tax purposes. In addition, the Company had approximately $1,630,000 in research and development tax credit carryforwards. Such losses and credits may be carried forward to reduce future tax liabilities and expire through 2021.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities. The tax effect of temporary differences that give rise to deferred tax assets and the liability are as follows:

                                                                                 2001                        2000
                                                                      --------------------------- ----------------------------

      Deferred tax assets                                              $            21,091,035     $            15,866,000
                                                                      --------------------------- ----------------------------
      Valuation allowance                                              $           (21,091,035)    $           (15,866,000)
                                                                      =========================== ============================


The deferred tax assets relate to the following:

                                                                                2001                         2000
                                                                     ---------------------------- ---------------------------

      Research and development tax credit carryforward                 $            1,629,783       $            1,129,000
      Net operating loss carryforward                                              19,222,573                   14,598,000
      Net deductible accrued liabilities                                               91,504                      128,000
      Depreciation                                                                    147,145                       11,000
                                                                     ---------------------------- ---------------------------
                                                                       $           21,091,035       $           15,866,000
                                                                     ============================ ===========================


                        NetGenics, Inc. and Subsidiaries

6. INCOME TAXES (CONTINUED)

As a result of the Company's limited historical performance, management is unable to project future taxable income that will be significant enough to realize the deferred tax assets. As of December 31, 2001 and 2000, a valuation allowance equaling the total amount of net deferred taxes has been established reflecting the Company's uncertainty regarding future profitability and therefore realizability of such tax assets.

Section 382 of the Internal Revenue Code limits the utilization, for tax purposes, of net operating loss and research and development tax credit carryforwards as a result of a cumulative change in ownership of more than 50% over a three-year period. On January 30, 2002, LION completed the acquisition of all of the equity of the Company in exchange for LION ADSs effective January 30, 2002. This event will cause a limitation on the utilization, for tax purposes, of the above-mentioned net operating loss carryforwards and research and development tax credit carryforwards to be limited in future years.

                        NetGenics, Inc. and Subsidiaries

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The redeemable convertible preferred stock is as follows as of December 31:

                                                                                          2001                      2000
                                                                                ------------------------- -------------------------

   Series A redeemable convertible preferred stock,
      $0.001 par value, 2,000,000 shares authorized:
      2,000,000 shares issued and outstanding
      (liquidation preference $0.25 per share)                                             $    500,000              $    500,000

   Series B redeemable convertible preferred stock,
      $0.001 par value, 2,000,000 shares authorized:
      2,000,000 shares issued and outstanding
      (liquidation preference $0.50 per share)                                                1,000,000                 1,000,000

   Series C redeemable convertible preferred stock,
      $0.001 par value, 7,500,000 shares authorized:
      6,441,468 shares issued and outstanding
      (liquidation preference $1.29 per share)                                                6,602,502                 6,602,502

   Series D redeemable convertible preferred stock,
      $0.001 par value, 12,000,000 shares authorized:
      10,194,500 shares issued and outstanding
      (liquidation preference $2.24 per share)                                               18,976,875                18,976,875

   Series E redeemable convertible preferred stock,
      $0.001 par value, 9,250,000 shares authorized:
      9,247,720 shares issued and outstanding
      (liquidation preference $2.30 per share)                                               20,019,680                20,019,680

   Series F redeemable convertible preferred stock,
      $0.001 par value, 4,347,826 shares authorized:
      1,773,104 shares issued and outstanding
      (liquidation preference $2.30 per share)                                                4,078,139                         -
                                                                                ------------------------- -------------------------

   Total redeemable convertible preferred stock                                            $ 51,177,196              $ 47,099,057
                                                                                ======================== =========================


                        NetGenics, Inc. and Subsidiaries

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

On January 6, 2000, the Company authorized the issuance of 9,250,000 shares of Series E Redeemable Convertible Preferred Stock, $0.001 par value, and issued 9,247,720 shares of Series E Redeemable Convertible Preferred Stock at $2.30 per share for gross proceeds of $21,269,756 before considering expenses of $1,250,076 related to the issuance. The issuance of the Series E Redeemable Convertible Preferred Stock resulted in a beneficial conversion feature of $20,019,680, calculated in accordance with Emerging Issues Task Force Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion features of Contingently Adjustable Conversion Ratios." The beneficial conversion feature is reflected as a dividend by a charge to cumulative deficit and an increase to additional paid-in-capital and resulted in an increase to net loss per share attributable to common stockholders during 2000. Of the total Series E Redeemable Convertible Preferred shares issued, 6,794,842 shares were issued to related parties who are observers of the board of directors.

On August 20, 2001, the Company authorized the issuance of 4,347,826 shares of Series F Redeemable Convertible Preferred Stock, $0.001 par value, and issued 1,773,104 shares at $2.30 for gross proceeds of $4,078,139. Of the total Series F Redeemable Convertible Preferred shares issued, 1,130,720 shares were issued to related parties. In addition to the Series F Redeemable Convertible Preferred Shares issued, the Company issued warrants to purchase 443,276 shares of common stock at an exercise price of $2.30.

All redeemable convertible preferred shares are convertible into common shares on a 1:1 basis, subject to adjustment which is based upon the issuance of additional common shares or other convertible securities, without payment of any additional consideration, at the option of the holder, or other events as defined. All redeemable convertible preferred shares are entitled to vote on all matters upon which holders of common stock have the right to vote, to receive notice of any stockholders meetings, and the number of votes are equal to the largest number of full shares of common stock into which the redeemable convertible preferred stock could be converted. Effective upon the closing of an initial public offering with net proceeds of at least $15,000,000, all outstanding shares of redeemable convertible preferred stock will automatically be converted into common stock.

                        NetGenics, Inc. and Subsidiaries

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

The redeemable convertible preferred shares contain certain preferential rights upon the liquidation of the Company. In the event of liquidation of the Company, the holders of outstanding Series A and Series B Redeemable Convertible Preferred Stock shall be entitled to receive a distribution of the original price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares. The liquidation preference for Series A and Series B Redeemable Convertible Preferred Stock as of December 31, 2001 was $0.25 per share and $0.50 per share, respectively. In the event of a liquidation or dissolution of the Company, the holders of outstanding Series C, Series D, Series E and Series F Redeemable Convertible Preferred Stock shall be entitled to receive a distribution of the original price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus an amount that reflects a 12% return, compounded annually from the original purchase date, on the original purchase price for each twelve months that has passed since the original issue date. The liquidation preference for Series C, Series D, Series E and Series F Redeemable Convertible Preferred Stock as of December 31, 2001 was $1.29 per share, $2.24 per share and $2.30 per share, respectively.

On January 30, 2002, LION completed the acquisition of all of the equity of NetGenics, Inc. in exchange for LION ADSs effective January 30, 2002. LION issued an aggregate of 1,116,175 ADSs in the transaction, with each ADS representing one LION ordinary share.

8. STOCKHOLDERS' EQUITY

On June 25, 1996, the Company sold 5,375,500 shares of common stock to directors, officers and employees of the Company for $0.001 per share. During 1996, 400,000 shares of restricted common stock were sold to employees before software development began at a price of $0.001 per share. These additional employee shares become unrestricted in annual increments of 25% on the first day of each year commencing on the first anniversary of the sale. During 1998, 56,250 of the original 400,000 restricted shares were repurchased by the Company as treasury shares for $81. As of December 31, 2001 all 343,750 shares were unrestricted.

On December 21, 1999, the stockholders of the Company approved an increase in the number of preferred and common shares authorized to 75,750,000.

On January 30, 2002, LION completed the acquisition of all of the equity of NetGenics, Inc. in exchange for LION ADSs effective January 30, 2002. LION issued an aggregate of 1,116,175 ADSs in the transaction, with each ADS representing one LION ordinary share.

                        NetGenics, Inc. and Subsidiaries

9. STOCK OPTION PLAN AND WARRANTS

The Company adopted the NetGenics, Inc. 1996 Stock Options Plan (the "Plan") on November 20, 1996. Stock options granted under the Plan may be either incentive stock options or nonqualified stock options. The purpose of the Plan is to attract, retain and motivate officers, key employees and directors. A total of 4,000,000 shares of common stock have been authorized for issuance upon exercise of options under the Plan. Incentive stock options may be granted at a price equal to or greater than the fair value at the date of grant. If, at the time the Company grants an incentive stock option, the optionee owns stock possessing more that 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value at the date of grant. Nonqualified stock options may be granted at exercise prices of no less that 50% of the fair value at the date of grant. All incentive stock options granted to employees become exercisable in annual increments of 20% following the date of grant except for a total of 120,000 options, issued to three employees which become exercisable in annual increments of 25% following the date of grant. In 2001, 400,000 shares of non-qualified stock options were granted. These options become exercisable in annual increments of 33.3% following the date of the grant. All options granted to directors are nonqualified stock options and become exercisable in annual increments of 33.3% following the date of grant. All options expire 10 years from the date of grant.

The following table summarizes the transactions of the Company's stock option plan since January 1, 2000:

                                                          Number of Options               Weighted-Average
                                                                                           Exercise Price
                                             ------------------------------------------------------------------------

      Balance, January 1, 2000                                 2,174,834                        $0.52

      Granted                                                  1,474,990                        $4.62
      Exercised                                                 (107,132)                       $0.35
      Cancelled                                                 (584,032)                       $1.19
                                             ------------------------------------------------------------------------

      Balance, December 31, 2000                               2,958,660                        $2.44

      Granted                                                  1,213,888                        $3.01
      Exercised                                                  (27,278)                       $0.55
      Cancelled                                               (1,087,152)                       $2.40
                                             ------------------------------------------------------------------------

      Balance, December 31, 2001                               3,058,118                        $2.70


                        NetGenics, Inc. and Subsidiaries

9. STOCK OPTION PLAN AND WARRANTS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2001:

                               Options Outstanding                                                    Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
   Range of           Outstanding at       Remaining Contractual     Weight Average         Exercisable at          Weight Average
Exercise Price       December 31, 2001              Life             Exercise Price       December 31, 2001         Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$0.25 to $1.50             1,293,005                6.86                 0.58                    735,966               $0.46
$2.30 to $3.00               709,005                9.30                 2.63                          -                   -
$4.00 to $5.40             1,056,108                8.71                 5.35                    164,221                5.34
                  ------------------------------------------------------------------------------------------------------------------
                           3,058,118                8.06                 2.70                    900,187               $1.35



In December 1997, the Company issued warrants to purchase an aggregate of 137,500 shares of common stock at an exercise price of $0.30 per share to stockholders. The warrants expired on December 31, 2000. The fair value of the warrants was not material.

In October 1999, the Company entered into a warrant agreement with a customer to purchase 223,876 shares of the Company's common stock at $3.35 per share, subject to certain adjustments related to subsequent equity transactions. The fair value of the related warrants of $268,500 has been recognized as a charge to stockholders' equity as a debit to deferred stock compensation and a credit to additional paid-in capital. The fair value of the warrants was estimated using a Black-Scholes pricing model with the following assumptions: volatility of 37.47%, risk free interest rate of 6.28%, dividend yield of 0.0% and a weighted average expected life of 5 years. These warrants are being amortized over 5 years. Amortization of these warrants amounted to $53,700 for the years ended December 31, 2001 and 2000 and has been recorded as non-cash stock compensation expense in the consolidated statements of operations.

Concurrent with the execution of the warrant agreement, this customer entered into a services agreement and prepaid $2,000,000, for future anticipated services, or the option to purchase up to 666,666 future warrants at a conversion price of $2.00 per warrant to allow for the purchase of common stock at an exercise price of $4.00 per share. This customer may, on any one occasion before the $2,000,000 is exhausted, utilize up to one-third of any then remaining prepayment amount to purchase the future warrants. The $2,000,000 prepayment has been recorded as a customer deposit and the fair value of the related warrants of $1,588,356 has been recognized as a charge to stockholders' equity as a debit to deferred stock compensation and a credit to additional paid-in capital. The fair value of the warrants is being amortized as a reduction to the service revenue.

                        NetGenics, Inc. and Subsidiaries

 9. STOCK OPTION PLAN AND WARRANTS (CONTINUED)

Amortization is calculated based on the value of the maximum number of warrants which remain exercisable at the end of each reporting period multiplied by the ratio of the cumulative dollar value of services provided to date to the contracted value of $2,000,000 The fair value of the warrants was estimated using a Black-Scholes pricing model with the following assumptions: volatility of 37.47%, risk free interest rate of 6.28%, dividend yield of 0.0% and a weighted average expected life of 5 years. Any remaining prepayment amount may be used to fund the purchase of common stock under these warrants at an exercise price of $2.00 per share. During the years ended December 31, 2001 and 2000, the customer has applied $1,437,655 of invoices for services provided against the $2,000,000 prepayment, resulting in a prepayment balance of $562,345 as of December 31, 2001. Accordingly, the Company has recognized net revenue of $1,688,451 and $485,754 for the years ended December 31, 2001 and 2000, respectively as the fair value of the warrants is amortized against the related service revenue over the service period.

All of these warrants are immediately exercisable and expire on the earlier of the fifth anniversary of the closing of a transaction which transfers substantially all of the Company's assets or beneficial ownership of 50% or more to another party or an initial public offering.

All warrants were cancelled prior to the Company being acquired January 30, 2002. All warrants were cancelled prior to the Company being acquired January 30, 2002. Regarding the warrants held by IBM and the deposit remaining on the Company's balance sheet, the deposit will continue to be used for payment of services as expended for a period of one year. At the end of one year, IBM will be entitled to a refund of the remaining deposit. IBM's option to purchase warrants with the deposit was forfeited as a condition of the merger. Prior to the January 30, 2002 acquisition by LION, selected employees were given the option of purchasing Series G shares of the Company in exchange for all outstanding vested and unvested options. Other employees were granted cash retention packages in exchange for all outstanding vested and unvested stock options. The number of Series G shares granted to each selected employee was calculated based on a retention package total dollar value divided by $16.75. The purchase price of the Series G shares was set at $.01 per share. The Series G shares were a vehicle to convert NetGenics stock to LION ADSs based on the January 14, 2002 5-day floating average of $16.89. The employees selected to receive Series G shares were required to sign a restricted stock agreement, which included a vesting schedule of 10% on January 30, 2002, 40% after one year and the remaining balance after two years. Upon close of the merger, effective January 30, 2002, each Series G share was converted to .96 LION ADSs. All of these LION ADSs are subject to a lock-up restriction for a 180-day period following the closing of the acquisition.

                        NetGenics, Inc. and Subsidiaries

10. STOCK-BASED COMPENSATION

The Company has elected to account for its employee stock options under APB 25. Under APB 25 compensation expense is to be recognized for all options granted at less than the fair value of the Company's common shares on the date of grant.



SFAS 123 requires the Company to make pro forma disclosures of what net loss would have been had the fair value based method defined in SFAS 123 been applied to employee and director stock options. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility of 0.01%, risk free interest rate of 6.0%, dividiend yield of 0.0% and a weighted-average expected life of the option of 10 years. For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect of applying SFAS 123 would be an increase in net loss attributable to common stockholders of $404,670 in 2001 and $374,630 in 2000.

If the Company had elected to recognize the compensation cost of the Plan based on the fair value of all awards under the plan in accordance with SFAS No. 123, fiscal years 2001 and 2000 proforma net loss attributable to common stockholders would have been as follows:

                                                                              2001                        2000
                                                                    -------------------------- ----------------------------

Net loss attributable to common                As reported          $          (13,497,401)     $           (33,482,669)
Stockholders                                   Pro forma                       (13,902,071)                 (33,857,299)


The Company has recorded deferred stock compensation of $202,839 and $1,150,465 for the years ended December 31, 2001 and 2000, respectively, representing the difference between the exercise price of the options granted and the deemed fair value of the common stock. These deferred amounts are being amortized by charges to operations over the vesting periods of the individual stock options using the straight-line vesting method. Such amortization amounted to $569,862 and $499,352 for the years ended December 31, 2001 and 2000, respectively.

                        NetGenics, Inc. and Subsidiaries

11. EMPLOYEE BENEFIT PLANS

In September 1998, the company adopted a 401(k) defined contribution plan (the "Plan") covering substantially all officers and employees. The Plan permits participants to defer up to a maximum of 15% of their taxable compensation, not to exceed the statutory limit. The employee's contribution vests immediately. Employer matching contributions are made at the discretion of the Company and vest in accordance with a five-year graduated vesting schedule. The Company made no discretionary contributions to the Plan during the years ended December 31, 2000 and 2001.

12. LEASE COMMITMENTS

The Company leases its corporate headquarters facility in Cleveland, Ohio under an operating lease, which expires in May 2003. In addition, the Company leases office space in San Diego, California, Boston, Massachusetts, Columbus, Ohio and in Oxford in the United Kingdom. Total lease expense for 2000 and 2001 was $723,501 and $797,515, respectively. Minimum future lease payments as of December 31, 2001 are as follows:

Years ending December 31,

      2002                                             $          704,712
      2003                                                        277,794
      2004 and thereafter                                               -
                                                     -----------------------
      Total minimum lease payments                     $          982,506
                                                     =======================


13. CHEMSYMPHONY AND METASYMPHONY ACQUISITION:

On July 27, 2000, the Company purchased the ChemSymphony and MetaSymphony software programs and components (both in source code and object code form), customer agreements and contracts and all worldwide intellectual property rights related to the acquisition from FamilyGenetix Limited for the purchase price of $1.0 million cash. The acquisition has been accounted for by the purchase method, and, accordingly, the assets acquired have been recorded at their estimated fair values.

The purchase price was allocated as follows:

      Software and base technologies              $           800,000
      Goodwill                                                200,000
                                                --------------------------
                                                --------------------------
                                                  $         1,000,000
                                                ==========================

                        NetGenics, Inc. and Subsidiaries

13. CHEMSYMPHONY AND METASYMPHONY ACQUISITION:  (CONTINUED)

Through December 31, 2000, software and base technologies were being amortized on a straight-line basis over their estimated useful lives, which were three years, and were included in other assets. Accumulated amortization was $110,866 as of December 31, 2000.

Goodwill, which represents the excess purchase price over fair value of net assets acquired, was being amortized on a straight-line basis over its estimated useful life, which was three years. Accumulated amortization was $22,705 as of December 31, 2000.



During 2001, it was determined that an impairment of this asset existed. In accordance with FASB 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" a revised valuation was performed and an adjustment was made to write off the goodwill in its entirety and decrease the value of the computer software to its estimated undiscounted future cash flows of $200,000.

14. SUPPLEMENTAL CASH FLOW DISCLOSURE

The Company paid no taxes in 2001 or 2000. The Company paid interest of $187,534 and $206,767 for 2001 and 2000, respectively. During 2001 and 2000, the Company wrote off fully depreciated computer equipment and software totaling $789,166 and $1,785,421. Accordingly, this transaction was excluded from the Consolidated Statement of Cash Flows.